Exhibit (a)(7)

The Greater China Fund, Inc. (NYSE: GCH) Announces Commencement of Tender Offer

New York, New York, September 16, 2011 — The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) announced today the commencement of an issuer tender offer by the Fund to acquire in exchange for cash up to 20% of the Fund’s outstanding shares at a price per share equal to 98% of the Fund’s net asset value per share as determined by the Fund on the next business day following the expiration date of the tender offer (the “Tender Offer”).

The Tender Offer is being made on the terms and subject to the conditions set forth in the Fund’s Offer to Repurchase, dated September 16, 2011, and related Letter of Transmittal, as such documents may be amended or supplemented prior to the expiration date for the Tender Offer. The tender offer will terminate at 11:59 p.m. Eastern Time on October 14, 2011, unless extended. If more than 20% of the Fund’s outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the offer, it will purchase shares from tendering shareholders on a pro rata basis.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer will be made only pursuant to the Offer to Repurchase, a related Letter of Transmittal and other documents, which have been filed by the Fund with the Securities and Exchange Commission (the “SEC”) on September 16, 2011 on Schedule TO. Shareholders of the Fund should read the Fund’s Schedule TO, the Offer to Repurchase and other related exhibits as they contain important information about the Tender Offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund. Shareholders may obtain further information regarding the Tender Offer from The Altman Group, Inc., the Fund’s Information Agent for the Tender Offer, by calling toll-free calling (800) 884-5101 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

In connection with the Tender Offer, the Fund has temporarily suspended any purchase of shares in the open market pursuant to its Share Repurchase Plan until on or about 10 business days after the termination of the Tender Offer.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.